SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 NOTICE TO THE MARKET Voluntary Delisting of ADSs from the New York Stock Exchange Rio de Janeiro, July 6, 2026 - AXIA Energia S.A., previously known as “Centrais Elétricas Brasileiras S.A. - Eletrobras” (the “Company” or “AXIA Energia”), hereby informs its shareholders and the market in general that, as previously announced on April 1, 2026, and pursuant to authorization from its board of directors, the Company is proceeding with the voluntary delisting (the “Delisting”) of all of the Company’s outstanding common American Depositary Shares (the “Common ADSs”) and all outstanding Class C preferred American Depositary Shares (the “Class C Preferred ADSs” and, together with the Common ADSs, the “ADSs”) from the New York Stock Exchange (the “NYSE”). Following the Delisting, the Company’s shares will remain listed on B3, which will continue to serve as the Company’s primary trading venue. The ADSs subject to the Delisting are: (i) Common ADSs (Ticker: AXIA; CUSIP: 15234Q207); and (ii) Class C Preferred ADSs (Ticker: AXIA PRC; CUSIP: 15236F100). • Reasons for Delisting. The Delisting aims to consolidate the Company’s liquidity in the Brazilian market, considering that the ADSs currently represent only approximately 2.5% of the Company’s outstanding shares. • Expected Timeline. The last day of trading of the ADSs on the NYSE is expected to be on or about August 6, 2026, at market close (the “Delisting Date”). The Delisting is expected to become effective 10 days after the filing of Form 25 with the U.S. Securities and Exchange Commission (the ”SEC”). Following the Delisting, the Company intends to file a Form 15F with the SEC to deregister its securities and suspend its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Following such filing, certain of the Company’s reporting obligations under the Exchange Act, including its obligations to file or furnish Forms 20-F and 6-K, as applicable, will be suspended immediately. During the following 90-day period, the Company and its directors and officers will continue to comply with any Exchange Act reporting obligations that are not suspended by the Form 15F filing, including any Section 16(a) beneficial ownership reporting obligations. The suspension of all of the Company’s reporting obligations under the Exchange Act is expected to become effective no later than 90 days after the Form 15F is filed, assuming no objections from the SEC. • Continued Trading in the United States. Following the Delisting Date, the ADSs are expected to continue to be available for trading in the United States through a Level 1 sponsored ADR program maintained by Citibank, N.A. (“Citibank”), as depositary, on the over-the-counter market. No action is required to be taken by ADS holders at this time. Certain statements in this notice, including statements regarding the Delisting and the withdrawal of registration, the expected Delisting Date and other expected dates, regulatory processes, continued trading availability and reporting obligations, are forward-looking statements and are subject to known and unknown risks and uncertainties. These risks and uncertainties include, among others, risks relating to the timing and completion of the Delisting and withdrawal of registration under Section 12(b) of the Exchange Act, the filing and effectiveness of Forms 15F and 25, any action by the SEC, NYSE or Citibank, the availability and liquidity of the Company’s ADSs in the over-the-counter market, depositary notice and operational processes, and other risks described in the Company’s annual report and other documents filed with the SEC. This notice is furnished for informational purposes and does not constitute an offer to sell or a solicitation of an offer to buy any securities. Investor Relations: Eduardo Haiama - Vice President of Finance and Investor Relations General Investor Relations: ri@axia.com.br Phone: +55 21 2514-6435 Address: Avenida Graça Aranha, 26 Centro, Zip Code 20030-900

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.